Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – October to December 2021

Mumbai, January 4, 2022: Reproduced below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which is self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for October - December 2022

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2020	OCT - DEC 2021	OCT - DEC 2020	OCT - DEC 2021	OCT - DEC 2020	OCT - DEC 2021
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	41889	30958	42229	31027	82	57
UVC	NEXON, PUNCH	19507	53590	19743	55397	6	486
UV2	SAFARI, HARRIER, SUMO	6456	12331	6831	12578	1	19
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	489	348	515	722	0	0
V2	MAGIC, MAGIC IRIS	42	20	0	0	49	24
N1- A1	ACE, ACE EX, ACE Zip	34252	31356	29686	30923	1988	2017
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	20227	21152	18239	18241	1757	2206
M2- A1	Buses Fully Built, Buses Chassis	380	729	538	727	11	33
M2- A2	Buses Fully Built, Buses Chassis	255	511	150	596	0	0
N2- A1	Tippers, Haulage	2868	2084	3566	2960	375	591
N2- A2	Tippers, Haulage	4651	4671	2594	2383	412	386
N2- A3	Tippers, Haulage	1694	1242	1055	641	357	181
N2- A4	Tippers, Haulage	3162	5508	2998	4745	299	653
M3-A1	Buses Fully Built, Buses Chassis	78	204	123	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	0	53	0	0	101	81
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	840	765	150	224	118	183
M3-C1	Buses Fully Built, Buses Chassis	4	6	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	581	1084	275	358	280	373
M3-D1	Buses Fully Built, Buses Chassis	0	11	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	0	0	242	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	149	17	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	291	635	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	3648	7841	2463	404	21	67
N3- A2	Tippers, Haulage	0	0	254	4695	681	1323
N3- A3	Tippers, Haulage	0	0	2459	114	0	0
N3- B1(a)	Tippers, Haulage	3918	3988	2423	3290	618	649
N3- B1(b)	Tippers, Haulage	13226	14700	6436	5024	49	609
N3- B1(c)	Tippers, Haulage	0	0	3392	2564	0	0
N3- B1(d)	Tippers, Haulage	0	0	112	1767	0	0

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2020	OCT - DEC 2021	OCT - DEC 2020	OCT - DEC 2021	OCT - DEC 2020	OCT - DEC 2021
N3- B1(e)	Tippers, Haulage	0	0	1462	4682	0	21
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	25	0	464	400	0	0
N3- B2(c)	Tractors with suitable Trailers	498	252	853	350	47	111
N3- B2(d)	Tractors with suitable Trailers	2396	4329	1508	3825	5	33

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.